                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person**

    The Goldman Sachs Group, Inc.
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   (Last)               (First)                 (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        NY                            10004
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


   August 18, 1999
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Tunes.com Inc. (TUNZ)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person
   [ X ] Form Filed by More than One Reporting Person

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

====================================================================================================================================
                                Table I -- Non-Derivative Securities Beneficially Owned                                            |
====================================================================================================================================
                              |                                |                     |                                             |
                              |                                |                     |                                             |
                              |                                | 3. Ownership Form:  |                                             |
                              |       2. Amount of Securities  |    Direct (D) or    |                                             |
1. Title of Security          |          Beneficially Owned    |    Indirect (I)     | 4. Nature of Indirect Beneficial Ownership  |
   (Instr. 4)                 |          (Instr. 4)            |    (Instr. 5)       |    (Instr.5)                                |
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
                              |                                |                     |                                             |
Common Stock*                 |               01               |          01         |                    01,02                    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
**If the form is filed by more than one  Reporting  Person,  see  Instruction
 5(b)(v).


FORM 3 (continued)

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                                  Table II -- Derivative Securities Beneficially Owned                                             |
                             (e.g., puts, calls, warrants, options, convertible securities)                                        |
====================================================================================================================================
                        |                       |                                      |              |               |            |
                        |                       |                                      |              | 5. Owner-     |            |
                        |                       |   3. Title and Amount of Securities  |              |    ship       |            |
                        |                       |      Underlying Derivative Security  |              |    Form of    |            |
                        |2. Date Exercisable    |      (Instr. 4)                      |              |    Derivative |            |
                        |   and Expiration Date |   ---------------------------------  | 4. Conver-   |    Security:  |            |
                        |   (Month/Day/Year)    |                       |  Amount      |    sion or   |    Direct     |6.Nature of |
                        |---------------------- |                       |  or          |    Exercise  |    (D) or     |  Indirect  |
                        |Date      |Expira-     |                       |  Number      |    Price of  |    Indirect   |  Beneficial|
1. Title of Derivative  |Exer-     |tion        |                       |  of          |    Derivative|    (I)        |  Ownership |
   Security (Instr. 4)  |cisable   |Date        |   Title               |  Shares      |    Security  |    (Instr.5)  |  (Instr. 5)|
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
Series A-I Convertible  |          |            |                       |              |              |               |            |
Preferred Stock*        |    03    |     03     |Common Stock           |     02,03    |      03      |       02      |     02     |
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Series A-II Convertible |          |            |                       |              |              |               |            |
Preferred Stock*        |    03    |     03     |Common Stock           |     02,03    |      03      |       02      |     02     |
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Series A-III Convertible|          |            |                       |              |              |               |            |
Preferred Stock*        |    03    |     03     |Common Stock           |     02,03    |      03      |       02      |     02     |
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Series A-IV Convertible |          |            |                       |              |              |               |            |
Preferred Stock*        |    03    |     03     |Common Stock           |     02,03    |      03      |       02      |     02     |
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Common Stock Warrants   |          |            |                       |              |              |               |            |
(right to buy)*         |  Immed.  |     04     |Common Stock           |      04      |     $8.00    |     02,05     |    03,05   |
====================================================================================================================================

Instruction 5(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners II, L.P. ("GSCP II"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany"), Stone Street Fund 1997, L.P. ("Stone Street 1997"), Bridge Street Fund 1997, L.P. ("Bridge Street 1997" and, together with GSCP II, GSCP II Offshore, GSCP II Germany, and Stone Street 1997, the "Limited Partnerships"), GS Advisors, L.P. ("GS Advisors"), GS Advisors II (Cayman), L.P. ("GS Advisors II"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street Asset Corp. ("Asset Corp."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with GSCP II, GSCP II Offshore, GSCP II Germany, Bridge Street 1997, Stone Street 1997, GS Advisors, GS Advisors II, GS oHG, Asset Corp. and Goldman Sachs, the "Reporting Persons"). The principal business address of each of GS Group, GSCP II, Stone Street 1997, Bridge Street 1997, Asset Corp., GS Advisors and Goldman Sachs is 85 Broad Street, New York, New York 10004. The principal business address of each of GSCP II Offshore, and GS Advisors II is c/o Maples and Calder, P.O. Box 309, Grand Cayman Islands. The principal business address of each of GSCP II Germany and GS oHG is Messeturm Friedrich-Ebert-Anlage 49, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

*All share amounts have been adjusted to reflect a 1.25-for-1 stock split to be effected immediately prior to completion of the initial public offering of Tunes.com Inc.'s Common Stock (the "IPO").

01: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 3,492 shares of Common Stock through GSCP II Offshore, GSCP II Germany, Stone Street 1997, and Bridge Street 1997. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities reported herein as indirectly owned except to the extent of their pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 2,339 shares of Common Stock. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 216 shares of Common Stock. GSCP II Germany disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1997 may be deemed to own beneficially and directly and its general partner, Asset Corp., may be deemed to own beneficially and indirectly 631 shares of Common Stock. Asset Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1997 may be deemed to own beneficially and directly and its managing general partner, Asset Corp., may be deemed to own beneficially and indirectly 306 shares of Common Stock. Asset Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 1,875,000 shares of Series A-I Convertible Preferred Stock ("Series A-I Stock"), 250,000 shares of Series A-II Convertible Preferred Stock ("Series A-II Stock"), 187,500 shares of Series A-III Convertible Preferred Stock ("Series A-III Stock") and 95,206 shares of Series A-IV Convertible Preferred Stock ("Series A-IV") through the Limited Partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manger of GSCP II, GSCP II Germany and GSCP II Offshore. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities reported herein as indirectly owned except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly 1,176,429 shares of Series A-I Stock, 156,856 shares of Series A-II Stock, 117,644 shares of
Series A-III Stock and 59,740 shares of A-IV Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors II, may be deemed to own beneficially and indirectly, 467,678 shares of Series A-I Stock, 62,358 shares of Series A-II Stock, 46,768 shares of Series A-III Stock and 23,751 shares of Series A-IV Stock. GS Advisors II disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

GSCP II Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly 43,393 shares of Series A-I Stock, 5,786 shares of Series A-II Stock, 4,338 shares of Series A-III Stock and 2,195 shares of Series A-IV Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Stone Street 1997 may be deemed to own beneficially and directly and its general partner, Asset Corp., may be deemed to own beneficially and indirectly 126,216 shares of Series A-I Stock, 16,829 shares of Series A-II Stock, 12,621 shares of Series A-III Stock and 6,410 shares of Series A-IV Stock. Asset Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

Bridge Street 1997 may be deemed to own beneficially and directly and its managing general partner, Asset Corp., may be deemed to own beneficially and indirectly 61,284 shares of Series A-I Stock, 8,171 shares of Series A-II Stock, 6,129 shares of Series A-III Stock and 3,110 shares of Series A-IV Stock. Asset Corp. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

03: Upon the closing of the IPO, each share of Series A-I Stock, Series A-II Stock, Series A-III Stock, and Series A-IV Stock (collectively, "Convertible Stock"), will be automatically converted into an equal number of shares of Common Stock. The Convertible Stock is convertible at the option of the holder at any time after the date of issuance and prior to the closing of the IPO into an equal number of shares of Common Stock.

04: By their terms, these warrants expire immediately before the closing of a firmly underwritten public offering of Common Stock or other equity security of the Company. However, such expiration has been waived pending expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the purchase of shares of Common Stock by GSCP II pursuant to the warrants.

05: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly warrants to purchase 5,883 shares of Common Stock through GSCP II. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities reported herein as indirectly owned except to the extent of their pecuniary interest therein.

GSCP II may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly warrants to purchase 5,883 shares of Common Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

***Signatures:


GOLDMAN, SACHS & CO.

 By:  s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


THE GOLDMAN SACHS GROUP, INC.

By:   s/  Roger S. Begelman
     -----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS ADVISORS II (CAYMAN), L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II OFFSHORE, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
(with limitation of liability)


By:  s/ Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


GOLDMAN, SACHS & CO. oHG

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET FUND 1997, L.P.


By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


BRIDGE STREET FUND 1997, L.P.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


STONE STREET ASSET CORP.

By:  s/  Roger S. Begelman
     ----------------------
     Name:  Roger S. Begelman
     Title: Attorney-in-fact


Date:  August 12, 1999





*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.